

August 26, 2008

Room 7010

Christian Storch
Chief Financial Officer
Altra Industrial Motion, Inc.
14 Hayward Street
Quincy, Massachusetts

> **Re:** **Altra Industrial Motion, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 333-124944**

Dear Mr. Storch:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 26

1. In future filings, please expand your discussion of critical accounting policies, specifically goodwill and retirement benefits to address the existence of material estimates or assumptions, how these matters may affect the financial statements

and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

- With regards to your retirement benefits policy, please ensure that your policy discussion includes a sensitivity analysis of the effect of changes in your material assumptions, such as your discount rates, future compensation levels, expected return on plan assets, and mortality rates.
- With regards to your goodwill and Intangible assets policy, please disclose how you assess your indefinite lived trade names and trademarks for impairment. Your current disclosure refers to impairment testing of indefinite lived assets under a SFAS 142 approach with goodwill. Please tell us and disclose how your impairment testing complies with paragraph 8 of SFAS 144.
- Additionally, please ensure your goodwill policy includes discussion on how you determined your reporting units and your basis for determining the units under paragraphs 30 – 36 of SFAS 142.

Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Non-GAAP Financial Measure, page 28

2.   Based on your disclosures it appears as if you use EBITDA to measure performance. With regards to this non-GAAP measure please address the following:

- Your disclosure of material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure includes limitations that appear to be more cash flow or liquidity related. For example, you indicate that EBITDA does not reflect cash expenditures for capital expenditures and changes in cash requirements. Please revise, in future filings, to identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure;
- Additionally, if you are using EBITDA as a performance measure, your disclosure should not refer to operating income (loss) or any cash flow measure as this leads a reader to believe that you also use EBITDA as a liquidity measure; and
- We note your reconciliation to net income on page 30; however, please consider including this reconciliation in tabular format in your critical accounting policy in accordance with Rule 10(e) of Regulation S-K.

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 29

3.   You disclose that the increase in sales during 2007 related to the full year inclusion of previous acquisitions, price increases, strong distribution sales and the strength of several key markets, including energy, primary metals and mining. Please revise disclosure, in future filings, to provide a more detailed discussion of what led to the price increases, strong distribution sales and the strength of several key markets. These factors appear to relate to half of the year over year increase and should be discussed in greater detail. For example, were your strong distribution sales a result of any changes in the products or services your distributors provide to your customers? Were any new technologies or manufacturing techniques implemented during the year that warranted a price increase? Were your price increases a result of price increases in copper or steel that were passed through to your customers?

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 31

4.   We note your discussion of a $3.0 million termination fee and a $1.0 million transaction fee paid to Genstar during 2006. Tell us and disclose, in future filings, the nature of these payments and please ensure your response and revised disclosure discusses any future obligation(s) to Genstar and the impact any future payments may have on liquidity and operations.

Liquidity and Capital Resources, page 31

5.   With regards to your three U.S. collective bargaining agreements that will expire over the next two years, we note that one of your agreements contains provisions for lump sum payments for severance. Tell us and disclose, in future filings, the impact, if any, these agreements and their payout provisions would have on the Company liquidity and operations.

6.   Considering your significant levels of indebtedness at December 31, 2007, revise your liquidity section, in future filings, to discuss in detail the impact of your indebtedness on operations, liquidity and cash flows and on your ability to obtain additional financing, your vulnerability to interest rate changes, and your ability to service debt under other debt arrangements.

Item 7A. Qualitative and Quantitative Information about Market Risk, page 36

7.   Considering your existing disclosures regarding the significant price increases
        from 2004 to 2007 of copper and steel of approximately 162% and 40%,
        respectively, a discussion of commodity price risk management strategies appears
        appropriate. Please revise your MD&A, in future filings, pursuant to Item 305(b)
        of Regulation S-K, to discuss your commodity price exposure, your risk
        management strategies, or if you don't manage this risk, a statement disclosing
        that fact.

Note 4. Discontinued Operations, page 50

8.   The amount of income taxes allocated to discontinued operations appears
        significant. Please tell us how you arrived at this income tax amount and how
        your accounting complies with GAAP.

Note 16. Commitments and Contingencies, page 65

9.   We note your discussion on page 15 with regards to your product liability claims.
        Please tell us the nature of these claims and disclose the amount, if any, you have
        accrued for these damages. Further, to the extent that it is reasonably possible
        that you will incur a loss greater than amounts already accrued, please disclose an
        estimate of this additional loss or range of loss, or state that such an estimate
        cannot be made. Refer to paragraph 10 of SFAS 5.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit all correspondence and
supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

Christian Storch
Altra Industrial Motion, Inc.
August 26, 2008
Page 5

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

    You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief
Accountant at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding
comments on the financial statements and related matters.

                                                Sincerely,

                                                Terence O'Brien
                                                Branch Chief